

August 10, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Lloyds Banking Group plc, under the Exchange Act of 1934:

- 5.985% Fixed Rate Notes due 2027
- Floating Rate Notes due 2027

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com